

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 21, 2017

<u>Via E-mail</u>
David Henshall
President and Chief Executive Officer
Citrix Systems, Inc.
851 West Cypress Creek Road
Fort Lauderdale, FL 33309

     Re: Citrix System, Inc.
           10-K for Fiscal Year Ended December 31, 2016
           Filed February 16, 2017
           File No. 000-27084

Dear Mr. Henshall:

     We refer you to our comment letter dated November 6, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Cecilia Blye

                    Cecilia Blye, Chief
                    Office of Global Security Risk

cc: Barbara Jacobs
       Assistant Director
       Division of Corporation Finance

       Antonio G. Gomes
       Senior Vice President, General Counsel and Secretary
       Citrix Systems, Inc.

       Pran Jha
       Sidley Austin LLP